FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item
1.	Translation of letters to the Stock Exchanges and the Superintendent of Banks and Financial Institutions, dated January 26, 2005, informing them of the upcoming Ordinary Shareholders’ Meeting and the Meeting’s agenda.

2.	Translation of letter to the Shareholders, dated January 26, 2005, informing them of the upcoming Ordinary Shareholders’ Meeting and the Meeting’s agenda, in addition to their responsibilities regarding assignation of power of attorney.

3.	Translation of letter to Banco de Chile, dated January 26, 2005, informing Mrs. Evelyn Goldman Kohen at the Dept. of Trust of the Ordinary Shareholders’ Meeting and the Meeting’s agenda.

Item 1

FREE TRANSLATION

Santiago, January 26, 2005.

Attn:

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Stock Exchange

Bolsa de Corredores (Brokers Stock Exchange, Valparaiso)

Stock Exchange

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Stock Exchange

Mr. Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Dear Sirs:

We hereby inform you that the Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 16, 2005, at 10:30 a.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Pedro de Valdivia, No. 100, to deal with the following issues:

1. Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ report for the fiscal year January 1st through December 31st 2004.

2. Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$14,485,080,994 (Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Pedro de Valdivia No. 100, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits. The dividends that are not collected at the end of the Shareholders’ Meeting may be collected in the offices of the Bank, located at Huérfanos No. 1234, Santiago, from the next business days onwards.

3. Election of Board Members.

4. Determining compensation for the Board of Directors for 2005.

5. Determining compensation for the members of the Board of Directors’ Committee for 2005 as well as determining the budget covering working expenses for the Committee and its advisors.

6. Designation of the External Auditors for the fiscal year 2005.

7. Designation of the Rating Agencies.

8. Details of operations in compliance with Article 44 Law No. 18,046.

9. Report of the activities and incurred expenses of the Board of Directors’ Committee.

10. Report on the Board of Directors’ expenses.

11. Other matters legally ascribed to Ordinary Shareholders’ Meetings.

The present communication is issued in compliance with the provisions of Article 49 No. 12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2004, shall be published in the edition of the daily newspaper “El Mostrador,” of February 16, 2005.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 10, 2005, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 10, 2005, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on February 25, 2005, while the two remaining notices will appear in the same journal on March 1 and March 4, 2005.

Yours Faithfully,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

Chief Executive Officer

Item 2

FREE TRANSLATION

Santiago, January 26, 2005

Mr./Ms. Shareholder of

Banco Bilbao Vizcaya Argentaria, Chile

RE: Summons to the Ordinary Shareholders’

Meeting and Submission of Power of Attorney

Dear Shareholders,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 16, 2005, at 10:30 a.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Pedro de Valdivia, No.100, to deal with the following issues:

1. Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2004.

2. Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$14,485,080,994 (Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Pedro de Valdivia No. 100, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits. The dividends that are not collected at the end of the Shareholders’ Meeting may be collected in the offices of the Bank, located at Huérfanos No. 1234, Santiago, from the next business days onwards.

3. Election of Board members.

4. Determining compensation for the Board of Directors for 2005.

5. Determining compensation for the members of the Board of Directors’ Committee for 2005 as well as determining the budget covering working expenses for the Committee and its advisors.

6. Designation of the External Auditors for the fiscal year 2005.

7. Designation of the Rating Agencies.

8. Details of operations in compliance with Article 44 Law No. 18,046.

9. Report of the activities and incurred expenses of the Board of Directors’ Committee.

10. Report on the Board of Directors’ expenses.

11. Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2004, shall be published in the edition of the daily newspaper “El Mostrador”, of February 16, 2005.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 10, 2005, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 10, 2005, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on February 25, 2005, while the two remaining notices will appear in the same journal on March 1 and March 4, 2005.

In the event that you will not be able to attend this meeting, I would be grateful if you could sign the attached power of attorney, filling in, in your own handwriting, the date and venue of the assignation as well as the full name of the person to whom you grant power of attorney. You may send the document to the Department of Shareholders, located in Santiago, at Huérfanos No. 770, on the second floor.

Please also indicate on the aforementioned power of attorney your first and last name and national identification document, as the shareholder who is granting power of attorney. In the case of a shareholder who is a corporate entity, please also indicate the name of the company and Rut (Chilean tax identification number). Include the full names and national identification documents of any and all senior executives serving as representatives who will be assigning power of attorney on behalf of the shareholder.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

Ramon Monell Valls

Item 3

FREE TRANSLATION

Santiago, January 26, 2005

Banco de Chile

Attn.: Ms. Evelyn Goldman Kohen

Dept. of Trust

Dear Sirs:

In its capacity as representative of The Bank of New York, the Depository Bank of the ADRs issued by this company in 1996, we hereby inform you that the Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 16, 2005, at 10:30 a.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Pedro de Valdivia, No. 100, to deal with the following issues:

1. Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ report for the fiscal year January 1st through December 31st 2004.

2. Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$14,485,080,994 (Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Pedro de Valdivia No. 100, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits. The dividends that are not collected at the end of the Shareholders’ Meeting may be collected in the offices of the Bank, located at Huérfanos No. 1234, Santiago, from the next business days onwards.

3. Election of Board Members.

4. Determining compensation for the Board of Directors for 2005.

5. Determining compensation for the members of the Board of Directors’ Committee for 2005 as well as determining the budget covering working expenses for the Committee and its advisors.

6. Designation of the External Auditors for the fiscal year 2005.

7. Designation of the Rating Agencies.

8. Details of operations in compliance with Article 44 Law No. 18,046.

9. Report of the activities and incurred expenses of the Board of Directors’ Committee.

10. Report on the Board of Directors’ expenses.

11. Other matters legally ascribed to Ordinary Shareholders’ Meetings.

The present communication is issued in compliance with the provisions of Article 49 No. 12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2004, shall be published in the edition of the daily newspaper “El Mostrador,” of February 16, 2005.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 10, 2005, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 10, 2005, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on February 25, 2005, while the two remaining notices will appear in the same journal on March 1 and March 4, 2005.

Please keep in mind that, in accordance with the stipulations in the Prospectus of the Bank BHIF, today Banco Bilbao Vizcaya Argentaria, Chile, the dividends paid by the Bank in relation to ADSs or property shares of a foreign shareholder, in accordance with Chilean legislation, will be affected by a tax of 35%. The tax will be withheld and paid by Banco Bilbao Vizcaya Argentaria, Chile to the Chilean taxation authorities.

Yours Faithfully,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: February 3, 2005	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer